Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Standard Bank, PaSB	100%	Pennsylvania
Community Bankers Settlement
Company LLC (inactive)*	100%	Pennsylvania
Allegheny Valley Financial
Services LLC (inactive)*	100%	Pennsylvania
Westmoreland Investment Company*	100%	Delaware

*	Subsidiary of Standard Bank, PaSB